John Bean Technologies Corporation 70 W Madison Street Suite 4400 Chicago IL 60602 Phone (312) 861-5900

December 26, 2013

By Electronic Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Brian Cascio

Re:	John Bean Technologies Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed March 7, 2013
Form 10-Q for the fiscal quarter ended September 30, 2013
Filed November 1, 2013
File No. 001-34036

Ladies and Gentlemen:

We are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2013, with respect to the Form 10-K, filed March 7, 2013 (the “Form 10-K”), and the Form 10-Q, filed November 1, 2013 (the “Form 10-Q”), of John Bean Technologies Corporation (“JBT”).

The text of the Staff’s comments has been included in this letter in italics for ease of reference.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Liquidity and Capital Resources, page 16

1.

We note from your response to our prior comment number 1 that short-term intercompany loans from foreign subsidiaries are used to repay outstanding borrowings under your credit facility to reduce the interest rate charged on outstanding balances. Please respond to the following:

a.

Explain to us how the intercompany loans that are used to reduce your outstanding borrowings for a few days at the end of the month reduce your interest rate on the credit facility. Please also tell us how these intercompany loans impact any debt covenants.

Response 1.a.

In November 2012, we entered into a $300 million 5-year credit agreement with JP Morgan Chase Bank, N.A. as Administrative Agent (“the Agreement”). We filed a copy of the Agreement as an exhibit to the Form 8-K filed December 3, 2012, reporting our entry into a material definitive agreement. Under the terms of the Agreement, the interest rate charged on borrowings is reset quarterly, with the rate determined by our leverage ratio as of the end of the previous fiscal quarter (“Leverage Ratio”). The Agreement provides stated spread rates that are to be added to the base rate in determining the interest rate to be applied in calculating interest payable on all outstanding borrowings. The applicable spread rate, as well as the facility fee rate, reset each quarter based on our actual Leverage Ratio. Specifically, the Agreement provides that higher rates are to be applied as the Leverage Ratio increases, as follows:

Leverage Ratio is defined in the Agreement as consolidated total indebtedness at a fiscal quarter end divided by consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) for the preceding four fiscal quarters. Consolidated total indebtedness as defined in the Agreement is “calculated on a consolidated basis as of such time in accordance with GAAP”. The Agreement defines GAAP as generally accepted accounting principles in the U.S. As such, intercompany loans between subsidiaries, or between the parent company and its subsidiaries, are not included in the calculation of Leverage Ratio as such loans are eliminated in the determination of consolidated total indebtedness.

One of our cash management strategies is to minimize our borrowing costs. By using available non-U.S. cash on a short-term basis to reduce our consolidated total indebtedness we can effectively lower our interest costs.

The Agreement and our senior unsecured notes both include a restrictive covenant related to our Leverage Ratio. As noted, we use the proceeds of the short-term intercompany loans to repay consolidated total indebtedness at a fiscal quarter end, which has the effect of reducing the Leverage Ratio. No other debt covenants are impacted by these intercompany loans.

b.	In future filings, disclose the reasons you use the intercompany loans, similar to your response.

Response 1.b.

In future filings, we will make the following disclosures in order to provide more clarity with respect to matters raised by the Staff:

Funds held outside of the U.S. are permanently invested in our non-U.S. subsidiaries. At times, these foreign subsidiaries have cash balances that exceed their immediate working capital or other cash needs. In these circumstances, the foreign subsidiaries may loan funds to the U.S. parent company on a temporary basis; the U.S. parent company has in the past and may in the future use the proceeds of these temporary intercompany loans to reduce outstanding borrowings under our committed credit facilities. By using available non-U.S. cash to repay our debt on a short-term basis, we can optimize our leverage ratio, which has the effect of both lowering the rate we pay on certain of our borrowings and lowering our interest costs.

Under an Internal Revenue Service (IRS) rule, no incremental tax liability is incurred on the proceeds of these loans as long as each individual loan has a term of 30 days or less and all such loans from each subsidiary is outstanding for a total of less than 60 days during the year. The amount outstanding subject to this IRS rule at September 30, 2013 was $97.3 million. Through the end of September 30, 2013, each such loan was outstanding for less than 30 days, and all such loans were outstanding for less than 60 days in the aggregate. The U.S. parent used the proceeds of these intercompany loans to reduce outstanding borrowings under our 5-year credit facility. We may choose to access such funds again in the future to the extent they are available and can be transferred without significant cost, and use them on a temporary basis to repay outstanding borrowings or for other corporate purposes, but intend to do so only as allowed under this IRS rule.

c.	Tell us your consideration of disclosing additional information about the intercompany loans, including the number of days these were outstanding and the average outstanding loan balance each period.

Response 1.c.

We have not historically disclosed detailed information about these intercompany loans as such transactions, including the interest income and expense thereon, are eliminated in consolidation. Therefore, the transactions have no reportable impact on the consolidated balance sheet, income statement, or statement of cash flows included in our filings. The proposed disclosure in Response 1.b. describes the purpose of the intercompany loans, the outstanding balance, and the fact that each loan is outstanding for less than 30 days and less than 60 days in the aggregate during the fiscal year. We believe that disclosing additional information beyond that proposed could cause a reader to mistakenly conclude that such transactions do give rise to balances that are included in our consolidated financial statements.

d.

We note the discussion in your recent press release dated October 30, 2013 that the company has “record low debt.” Please explain to us and consider the need to clarify in future filings the extent to which this reduction relates to the use of the short-term intercompany loans rather than a long-term strategy for reducing your debt.

Response 1.d.

We regularly report debt, net of cash, in our earnings releases. We believe that debt, net of cash, is a measure that provides valuable information about the Company’s ability to generate cash. At September 30, 2013, our debt, net of cash, was at a record low.

The Company’s debt, net of cash, would have been at a record low at September 30, 2013, regardless of whether or not we elected to enter into the short-term intercompany loans and to pay-down external debt. We would have made the same disclosure in our earnings release had we not elected to enter into such loans if, for instance, the change in Leverage Ratio would not have allowed us to utilize a lower interest rate as shown in the table in Response 1.a. These elections are business decisions which affect the reported balances in cash and debt, but do not affect the overall measure of debt, net of cash, which has declined due to the Company’s overall cash generation.

We believe the proposed disclosure in Response 1.b. clearly describes the purpose of the intercompany loans, the outstanding balance, and indicates that intercompany loans for this purposes are short-term in nature given the fact that they are described as being repayable in less than 30 days.

e.

Please explain your long-term strategy with regards to funding your dividends with U.S. dollars as it appears that you could use all of the cash available in the U.S. for dividends payments within the next few quarters; similarly explain how you would fund any share buybacks that may be authorized.

Response 1.e.

Our cash management strategy includes utilizing all cash reasonably available to pay down outstanding borrowings under the Agreement in order to reduce borrowing costs. This applies to cash held by non-U.S. subsidiaries that can be accessed without triggering U.S. tax liability, as well as cash held in the U.S. Therefore, the reported balance of cash in the U.S. is always kept to a minimum. As a result, the U.S. cash balance is only a minor component of our total U.S. liquidity and is not, by itself, indicative of the actual level of liquidity that is available to fund U.S. obligations and/or other U.S. expenditures.

Since our inception as a standalone company in 2008, we have generated a significant amount of cash flows from operating activities in the U.S. These cash flows have been more than adequate to satisfy our dividend requirements, which have been approximately $8 million to $9 million per year.

To the extent our U.S. quarterly operating cash flows are not sufficient to fund a dividend payment, we can borrow funds under the Agreement.

As of September 30, 2013, we had $269 million of available capacity under the Agreement, after considering outstanding borrowings and other items that reduce borrowing capacity. Of that amount $97 million was earmarked to repay the outstanding short-term loans discussed in this Response. The remaining $172 million in borrowing capacity is available, if needed, to fund dividend payments when declared by the Board of Directors, as well as to fund the repurchase of shares as authorized. Approximately $26 million remains authorized for share repurchases through the program’s expiration in December 2014.

We believe that our current disclosures regarding cash requirements and liquidity fully describe our plans to utilize the capacity under the Agreement to fund dividends and share repurchases, if needed.

* * * * * * * *

JBT acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q. JBT further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (312) 861-6031 or by email at ronald.mambu@jbtc.com.

Sincerely, /s/ Ronald D. Mambu Ronald D. Mambu Vice President and Chief Financial Officer